Exhibit 99.5

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

Altadis’ shareholders approve the removal of the voting restriction in Altadis’ bye-laws

Imperial Tobacco Group PLC (“Imperial Tobacco”) notes the announcement today by Altadis, S.A. (“Altadis”) that its shareholders have today approved a resolution to remove from Altadis’ bye-laws the limitation on the number of votes that a shareholder can cast at a general meeting of shareholders (the “Voting Restriction”).

Imperial Tobacco notes that shareholders representing 83.4% of Altadis shares attended the meeting, either in person or by proxy, and that 89.2% of the votes cast were in favour of the removal of the Voting Restriction.

The removal of the Voting Restriction satisfies a condition of Imperial Tobacco’s cash offer of €50 per Altadis share (the “Offer”) for the entire issued share capital of Altadis.  This is an important step towards the closing of the Offer. The Offer is now only conditional upon 80% of the share capital of Altadis being tendered in acceptance of the Offer.

The acceptance period for the Offer is expected to close on 11 January 2008.

A copy of Imperial Tobacco’s offer document is available for inspection on Imperial Tobacco’s website (www.imperial-tobacco.com).

Enquiries

Imperial Tobacco
Alex Parsons (Group Media Relations Manager)	Tel: +44 (0) 7967 467241
Simon Evans (Group Press Officer)	Tel: +44 (0) 7967 467684
John Nelson-Smith (Investor Relations Manager)	Tel: +44 (0) 7919 391866

Citi	Tel: +44 (0) 20 7986 4000
(lead financial adviser to Imperial Tobacco)
Ian Carnegie-Brown
Ian Hart
Mark Todd

Manuel Falco	Tel: +34 (0) 91 538 4411

Hoare Govett	Tel: +44 (0) 20 7678 8000
(joint corporate broker to Imperial Tobacco)
Hugo Fisher
Paul Nicholls

Lehman Brothers	Tel: +44 (0) 20 7102 1000
(financial adviser to Imperial Tobacco)
Ludovico del Balzo
Adrian Fisk

Morgan Stanley	Tel: +44 (0) 20 7425 5000

(financial adviser and joint corporate broker to Imperial Tobacco)
Gavin Macdonald
Paul Baker

Banco Santander	Tel: +34 (0) 91 289 3371
(financial adviser to Imperial Tobacco)
Filipe Ribeiro-Ferreira
Georg Orssich

Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander respectively nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com.